Exhibit 99.1

News Release

April 7

Turquoise Hill Special Committee Provides Process Update

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today provided an update on its review of the unsolicited non-binding proposal from Rio Tinto International Holdings Ltd. (“Rio Tinto”), the Company’s majority shareholder, to acquire through a plan of arrangement the approximately 49% of the outstanding shares of Turquoise Hill held by the Company’s minority shareholders for cash consideration of C$34.00 per share (the “Proposal”).

In response to the Proposal, Turquoise Hill’s board of directors formed a Special Committee of independent directors comprised of Maryse Saint-Laurent (Chair), George Burns, Peter Gillin and Russel Robertson (the “Special Committee”). The Special Committee has retained BMO Capital Markets as its financial advisor and Blake, Cassels & Graydon LLP as its legal counsel. In addition, the Special Committee has retained TD Securities as an independent valuator to prepare a formal valuation of the common shares of the Company in accordance with Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

In addition to its review and consideration of the Proposal, the Special Committee’s mandate includes responsibility for considering the Company’s liquidity needs and financing options pending the Company’s consideration of the Proposal. The Special Committee will consider whether the Company should proceed with an equity offering to meet its liquidity requirements or consider other financing options, including potential financing from Rio Tinto pending the Special Committee’s consideration of the Proposal.

Turquoise Hill does not intend to comment on or disclose further developments regarding the Special Committee’s evaluation of the Proposal unless and until it deems further disclosure is appropriate or required. Turquoise Hill shareholders do not need to take any action with respect to the Proposal at this time.

Turquoise Hill Resources Ltd. Truquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The Proposal is non-binding on Turquoise Hill. There can be no assurance that a transaction will be completed or on what terms.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the Proposal received by the Company from Rio Tinto, including the terms and conditions of the proposal; the Company’s review and evaluation of the Proposal by the Special Committee; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: (a) the possibility that the Company, its board of directors, the Special Committee and Rio Tinto cannot come to an agreement on the terms and conditions of a take-private transaction or will not proceed with giving shareholders an opportunity to accept or vote in favour of any take-private transaction; (b) the possibility that the terms and conditions of any definitive agreement in

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com
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respect of a take-private transaction will differ from those that are currently contemplated by the Proposal; (c) if a definitive agreement is reached, the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete any take-private transaction; (d) credit, market, currency, operational, commodity, geopolitical, liquidity and funding risks generally, including changes in economic conditions, interest rates or tax rates; (e) risks and uncertainties relating to information management, technology, supply chain, product safety, changes in law, competition, seasonality, commodity price and business, (f) the implementation and successful execution by the Company of the updated funding plan for the completion of the Oyu Tolgoi underground mine; and (g) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate any take-private transaction.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the 2021 Management Discussion and Analysis (“2021 MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the 2021 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com
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